Exhibit 3.1

Exhibit 1

7th AMENDMENT TO THE AMENDED AND RESTATED BYLAWS
OF
CHARTER COMMUNICATIONS, INC.

The Amended and Restated Bylaws of the Corporation, are amended as follows effective October 21, 2004:

ARTICLE III - DIRECTORS

SECTION 3.2 Number; Terms and Vacancies. The number of directors, which shall constitute the whole Board, shall be fixed at twelve (12) persons, until changed from time to time by resolution of the Board or by the stockholders. Eleven (11) directors shall be elected by the holders of the Class B Common Stock and one (1) director shall be elected by the holders of the Class A Common Stock and Class B Common Stock voting together as one class. Any vacancies on the Board resulting from death, resignation, disqualification, removal or other cause shall be filled in the manner provided in the Certificate of Incorporation.